EXHIBIT 99.06

To announce the new members of the Audit Committee

Date of events: 2016/06/24

Contents:

1.Date of occurrence of the change:2016/06/24

2.Name of the functional committees:The Audit Committee

3.Name and resume of the replaced member:

Zse-Hong Tsai; Professor of Electrical Engineering Department, National Taiwan University

Chung-Yu Wang;Chairman of Chinese International Economic Cooperation Association

Yun-Tsai Chou; Associate Professor, Graduate Program in Social Informatics Department, Yuan Ze University

4.Name and resume of the new member:

Zse-Hong Tsai; National Professor of Electrical Engineering Department, National Taiwan University

Kuo-long Wu; National Information Infrastructure Enterprise Promotion Association CEO

Lo-Yu Yen; AAMA Taipei Cradle Program Co-founder/principal

JenRan Chen; Pixnet Digital Media Technology Co., Ltd Executive Board Director

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):new appointment

6.Reason of the change:Tenure expired and all independent directors are re-elected

7.Original term (from to ): from 2016/06/24 to 2019/06/23

8.Effective date of the new member:2016/06/24

9.Any other matters that need to be specified:The four newly elected independent directors have been appointed to be the audit committee members.